UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

Commission File Number 001-40258

HIGH TIDE INC.
(Translation of registrant’s name into English)

11127 – 15 Street N.E., Unit 112
Calgary, Alberta
Canada T3K 2M4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On June 1, 2021, High Tide Inc. issued a press release titled: “High Tide Continues Organic Growth with Two Stores in Alberta.” A copy of this press release is furnished herewith as Exhibit 99.1 and incorporated herein by reference.

On June 1, 2021, High Tide Inc. issued a Material Change Report dated June 1, 2021 relating to the closing of its previously-announced “bought deal” offering. A copy of the Material Change Report is filed herewith as Exhibit 99.2 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated June 1, 2021 titled: “High Tide Continues Organic Growth with Two Stores in Alberta.”
99.2	Material Change Report dated June 1, 2021.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIGH TIDE INC.

Date: June 1, 2021	By:	/s/ Raj Grover
Raj Grover
President and Chief Executive Officer

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